UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SandRidge Mississippian Trust I

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007T 101

(CUSIP Number)

Philip T. Warman

Senior Vice President and General Counsel

SandRidge Energy, Inc.

and

SandRidge Exploration and Production, LLC

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102-6406

(405) 429-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

SCHEDULE 13D

CUSIP NO.: 80007T 101

1	NAME OF REPORTING PERSONS SandRidge Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,216,063 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,216,063 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,063 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP NO.: 80007T 101

1	NAME OF REPORTING PERSONS SandRidge Exploration and Production, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,216,063 Common Units
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,216,063 Common Units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,216,063 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

This Amendment No. 2 relates to the Schedule 13D that was filed on April 19, 2011 (the “Initial Schedule 13D”) by SandRidge Energy, Inc. (“SandRidge”) and SandRidge Exploration and Production, LLC, a wholly owned subsidiary of SandRidge (“SandRidge E&P”), as amended by Amendment No. 1 that was filed on February 24, 2012 (the Initial Schedule 13D, as amended, referred to herein as the “Amended Schedule 13D”), relating to common units of beneficial interest (the “Common Units”) of SandRidge Mississippian Trust I, a Delaware statutory trust (the “Issuer”). Except as modified below, all previous statements in the Amended Schedule 13D are unchanged.

Item 5. Interest in Units of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and supplemented as follows:

(a) As of June 20, 2012, each of SandRidge and SandRidge E&P beneficially owns 1,216,063 Common Units, all of which Common Units are held directly by SandRidge E&P.

The 1,216,063 Common Units beneficially owned by SandRidge and SandRidge E&P represent 5.8% of the outstanding Common Units. The percentages set forth in this Item 5 are calculated based upon the number of Common Units outstanding as of May 7, 2012, as disclosed in the Issuer’s Form 10-Q for the quarter ended March 31, 2012.

(b) SandRidge E&P, as the record holder of the Common Units reported herein, and SandRidge, as the sole member of SandRidge E&P, share both voting power and dispositive power with respect to all 1,216,063 Common Units reported herein.

(c) On June 15, 2012, SandRidge E&P sold 950,000 Common Units to Morgan Stanley & Co. LLC at a price of $26.00 per Common Unit.

4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

SandRidge Exploration and Production, LLC

By:	/s/ Philip T. Warman
	Name:	Philip T. Warman
	Title:	Senior Vice President and General Counsel

Dated: June 20, 2012

5